FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material fact dated July 30th, 2013.

MATERIAL FACT

Further to the relevant fact communication dated July 11, 2013 (registry number 190,393), Banco Santander, S.A. (“Banco Santander”) informs that the trading period for the free allotment rights corresponding to the free-of-charge capital increase by means of which the “Santander Dividendo Elección” program is carried out ended on July 29, 2013.

The holders of 86.25% of the free allotment rights have chosen to receive new shares. Thus, the definitive number of ordinary shares of 0.5 Euros of face value issued in the free-of-charge capital increase is 282,509,392, corresponding to 2.61% of the share capital, and the amount of the capital increase is 141,254,696 Euros. After the free-of-charge capital increase, the share capital amounts to 5,546,054,986.50 Euros represented by 11,092,109,973 ordinary shares of 0.5 Euros of face value each. The value of the remuneration corresponding to the holders of free allotment rights who have requested new shares amounts to 1,398,421,490.40 Euros.

The shareholders holding the remaining 13.75% of the free allotment rights have accepted the irrevocable undertaking to acquire free allotment rights assumed by Banco Santander. Consequently, Banco Santander has acquired 1,486,790,591 rights for a total gross consideration of 223,018,588.65 Euros. Banco Santander has waived the free allotment rights so acquired.

It is envisaged that the relevant authorisations for the admission to listing of the new shares in the Spanish Stock Exchanges will be granted on August 8, 2013, so that ordinary trading of such shares in Spain will commence on August 9, 2013. The authorisation for the admission to listing of those shares will also be requested on all other stock exchanges on which Banco Santander is listed.

Boadilla del Monte (Madrid), July 30, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 31, 2013	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President